Exhibit 99

A

For Immediate Release

Alcon Announces FDA Approval of its

AcrySof® Natural Single-Piece IOL

Earns FDA Approval for Sale in U.S.

Fort Worth, Texas - June 30, 2003 - The U.S. Food and Drug Administration (FDA) approved the AcrySof® Natural Single-Piece intraocular lens, Alcon's newest addition to its line of AcrySof IOLs on Tuesday, June 24. The AcrySof Natural is the first foldable ultraviolet (UV) and blue light-filtering IOL on the market in the U.S. and is specially designed to approximate the light filtration properties of a healthy human lens.

The Alcon lens incorporates a proprietary blue-light absorbing chromophore in addition to a UV-light absorbing chromophore to safely and effectively filter out ultraviolet and portions of high energy blue light.

"A growing body of evidence shows high frequency blue light may cause retinal damage. Knowing the AcrySof Natural IOL filters out this potentially dangerous light without negative visual consequences, I firmly believe this lens could become the standard for all future IOL's," said Robert Cionni, MD, Medical Director, Cincinnati Eye Institute.

"The AcrySof Natural IOL received CE Mark approval in September 2002 and has been rapidly gaining adoption in markets outside the United States," said Cary Rayment, Senior Vice President, Alcon United States. "We believe many ophthalmic surgeons in the U.S. will also be interested in the unique capability of the AcrySof Natural IOL to filter blue light, and they will begin adopting this innovative technology for their patients."

Alcon conducted a clinical trial to prove the safety and effectiveness of the AcrySof Natural IOL compared to a standard FDA grid and the control AcrySof Single Piece IOL with UV-absorption only. The study involved 297 patients who were enrolled in a parallel group, randomized study with either the AcrySof Natural IOL or the control AcrySof Single Piece IOL in both eyes. Visual acuity outcomes were not significantly different between both lenses and exceeded the standard FDA grid. In addition, color perception testing showed no statistically significant differences between the two IOLs.

The AcrySof IOL is the most widely implanted foldable intraocular lens on the market today. The acrylic material used in AcrySof was the first developed specifically for intraocular lenses and is extremely compatible with eye tissues. Alcon, which has been dedicated to the ophthalmic industry for more than 50 years, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye.

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Caution Concerning Forward-Looking Statements. This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following: approval of drug applications by the FDA of other intraocular lenses with similar features, challenges inherent in new product manufacturing and marketing, developments in legal cases and government regulation and legislation, and others described in the "Risk Factors" section of our Form 20-F, filed with the Securities and Exchange Commission on March 31, 2003. You should read this press release with the understanding that our actual future results may be materially different from what we expect. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

For information, contact:

Doug MacHatton (Alcon Investor Relations)

800-400-8599

Suzie DeMent (Alcon Public Relations)

817-551-4950

www.alconinc.com